Exhibit 99.3

ImmunoPrecise Antibodies Announces Immuno-oncology Discovery Collaboration with Entos Pharmaceuticals

VICTORIA, July 15, 2019 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTC PINK: IPATF), an industry leader in the discovery of novel, therapeutic monoclonal antibodies, announces that it has entered into a new antibody discovery collaboration with Entos Pharmaceuticals Inc., to develop a therapeutic candidate against an undisclosed, immuno-oncology target, by leveraging ImmunoPrecise’s proprietary B cell Select™ platform.

ImmunoPrecise’s well-established B cell Select™ platform is capable of screening tens of millions of cells, to identify a greater diversity of antibodies, with very little manipulation. This proprietary platform is species and tissue independent, allowing for the generation of antibodies from samples not possible using other methods. The B cell Select™ platform takes advantage of the diversity of the animal’s immune repertoire, and allows for screening of any protein class, complex therapeutic targets, post-translational modifications, and small molecules.

“Our B cell Select™ platform has a proven track record of discovering large panels of high-affinity antibodies against a broad range of antibody targets, including difficult membrane proteins. Our North American B cell laboratory boasts over one decade of experience with a 94% success rate. This is, in part, why we are very confident in these collaborations, and continue to field requests from such reputable groups,” said Dr. Jennifer Bath, IPA President and CEO. “We are pleased that Entos Pharmaceuticals Inc., a global leader in next generation nucleic acid-based therapies, considers us to be a trusted partner in antibody discovery.”

“The team at Entos is committed to developing breakthrough medicines to address pressing clinical unmet needs,” said Dr. John Lewis, CEO of Entos. “We have been extremely impressed with IPA’s B cell Select™ platform, which provides an ideal approach to develop therapeutic candidates.”

Andy Nixon stepping down from ImmunoPrecise’s Board.

The Company also announces that board director Andy Nixon has stepped down from his duties due to an arisen conflict of interest.

ImmunoPrecise’s Chair, James Kuo, stated they “regretfully” accepted Andy’s resignation “We will miss Andy’s contribution on the ImmunoPrecise board. He is a highly qualified Director and we wish him every success in the future”, Kuo said.

Erratum

In May 30th news Release Extension of Warrant Expiry Dates, the actual placement date should’ve read June 18, 2018.

“The Company also announces that it will apply to the TSX Venture Exchange to extend the expiry date of 875,000 share purchase warrants issued in a private placement financing on June 18, 2018 (see news release dated June 19, 2018). The share purchase warrants are exercisable at a price of $1.00 per share and the expiry date is being extended from June 18, 2019 to June 18, 2020. The extension of the expiry date is subject to the acceptance of the TSX Venture Exchange.”

About Entos Pharmaceuticals

Entos Pharmaceuticals is focused on the development of next generation nucleic acid-based therapies using their proprietary Fusogenix drug delivery system. Fusogenix uses a novel mechanism of action to deliver molecules, intact and unmodified, directly into the cytosol of target cells. The technology is applicable to a wide range of therapeutic types including gene therapy, mRNA, miRNA, RNAi and CRISPR.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery company focused on the next generation of antibody discovery, to deliver the most therapeutically-relevant antibodies, in a shorter period of time, with the highest probability of succeeding to clinical trials.

ImmunoPrecise operates from state-of-the-art laboratory facilities located in Victoria, British Columbia and Oss, the Netherlands, in collaboration with it’s wholly owned subsidiary U-Protein Express B.V., in Utrecht, the Netherlands. The Company operates globally to offer a continuum of superior antibody services, from target analysis to pre-clinical studies.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the fiscal year ended April 30, 2018 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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CO: ImmunoPrecise Antibodies Ltd.

CNW 08:30e 15-JUL-19